

SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.

(Incorporated in Bermuda with limited liability)

20 May 2003

BY AIRMAIL

03 MAY 30 AM 7:21

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



03022832

SUPPL

Dear Sirs

ROLY INTERNATIONAL HOLDINGS LTD.

➢ Sale of Shares in Linmark Group Limited

Please be advised that the attached announcement regarding the above matter was submitted to the Singapore Exchange Securities Trading Limited on 19 May 2003.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228 or email to brenda.cheung@roly.com .

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.



Brenda Cheung
Company Secretary

PROCESSED
JUN 1 9 2003
THOMSON FINANCIAL

Encl.



MASNET No. 96 OF 19.05.2003
Announcement No. 130



ROLY INTERNATIONAL HOLDINGS LTD

Sale of Shares in Linmark Group Limited

Introduction

The directors of Roly International Holdings Ltd. ("Roly" or the "Company") wish to announce that a placing agreement ("Placing Agreement") was concluded on 19 May 2003 pursuant to which RGS Holdings Limited ("RGS"), a wholly-owned subsidiary of the Company, through Cazenove Asia Limited, a placing agent in Hong Kong, will sell 35,000,000 existing shares of par value US$0.02 each ("Linmark Sale Shares") in the capital of Linmark Group Limited ("Linmark"), representing 5.41% of the existing issued share capital of Linmark, to independent investors at a price of HK$2.08 for each Linmark Sale Share (the "Transaction"). The Transaction is expected to be completed on 22 May 2003.

The sale price of HK$2.08 per Linmark Sale Share represents a discount of approximately 4.37% to the closing market price of the Linmark Shares traded on The Stock Exchange of Hong Kong Limited on 19 May 2003.

Prior to the Transaction, Roly had, through RGS, an interest in 72.29% of the issued share capital of Linmark, comprising 468,000,000 Linmark Shares. Following the completion of the Transaction, Roly's interest in Linmark will be reduced to 66.88%, comprising 433,000,000 Linmark Shares.

Rationale

Through the Transaction, the Company wishes to increase the market liquidity of Linmark Shares and to broaden the shareholders' base of Linmark.

The net proceeds of approximately US$9 million will be utilized towards business development and general working capital of Roly Group.

Financial Effects of the Transaction

The sale price of HK$2.08 represents a premium of approximately HK$1.92 over RGS's cost of investment in the Linmark Sale Shares of approximately HK$0.16 (par value of US$0.02). Roly Group is expected to book a capital gain of approximately over US$6 million as exceptional gain in the financial year ending 30 April 2004.

The Transaction is expected to have a material positive financial impact on the consolidated earnings per Roly share and net tangible assets per Roly share for the financial year ended 30 April 2003.

Interest of directors or substantial shareholders

None of the directors or substantial shareholders of the Company has any interest, direct or indirect, in the Transaction.

By Order of the Board
KHOO Kim Cheng
Director and Chief Financial Officer

Date: 19 May 2003

About Roly International

Listed on the Main Board of the Singapore Exchange Securities Trading Limited, the Roly Group provides a total range of value-added supply chain management services, including design, procurement, marketing and distribution of garments and accessories, and buying agency services through the Linmark Group. In addition, the Roly Group distributes home décor and craft-related products as well as licensed products, such as apparel, footwear, fashion accessories, electronic tools and toys.

About Linmark Group

The Linmark Group, listed on the Main Board of The Stock Exchange of Hong Kong Limited, is principally engaged in the sourcing business and the business of providing supply chain management solutions to retail chain operators, established brands and wholesalers in various countries. It specialises in sourcing a wide range of softgoods and hardgoods for its customers.

Additional information on the Linmark Group can be obtained from www.hkex.com.hk.

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 19/05/2003 to the SGX